UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-42547

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.W. Pressprich & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

452 Fifth Avenue, 12th Floor
(No. and Street)

New York	New York	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wayne Chen (212)832-6026
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Timothy L. Burns _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.W. Pressprich & Co. _____ , as of _____ December 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

MORGAN TIFFANY LEIBFRIED
Notary Public State of New York
Qualified in New York County
Registration No. 01LE6399841
Commission Expires: 10/28/2023

Morgan Tiffany Leibfried
Notary Public

Timothy L. Burns
Signature

CCO

_____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

State of New York
County of Queens

Sworn to before me this
first day of March, 2021.

Morgan Tiffany Leibfried

MORGAN TIFFANY LEIBFRIED
Notary Public State of New York
Qualified in New York County
Registration No. 01LE6399841
Commission Expires: _____

See above for stamp



R.W. PRESSPRICH & CO.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2020

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

CONTENTS

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and of
R.W. Pressprich & Co. and Subsidiaries

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of R.W. Pressprich & Co. and Subsidiaries (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 4 to the financial statements, the Company has changed its method of accounting for certain financial assets measured at amortized cost in 2020 due to the adoption of ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326").

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2015.

EISNERAMPER LLP
New York, New York
March 1, 2021



R.W. PRESSPRICH & CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS

Cash	$	287,762
Receivables from clearing broker		8,407,535
Securities owned, at fair value		939,232
Operating right of use asset		2,723,682
Accrued interest receivable		12,262
Deposit with clearing broker		250,000
Property and equipment, net		859,474
Employee loan receivables		470,000
Other assets		861,219
	$	14,811,166

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Securities sold, not yet purchased, at fair value	$	520,862
Accounts payable and accrued expenses		1,137,037
Operating lease liabilities		3,354,343
Accrued interest payable		664
Liabilities subordinated to the claims of general creditors		2,500,000
Total liabilities		7,512,906

Stockholders' equity

Class A voting common stock, no par value, 10,000 shares authorized, 1,313 shares issued, 1,313 shares outstanding	468,156
Class A-1 non-voting common stock, no par value, 30,000 shares authorized, 24,563 shares issued, 23,044, shares outstanding	13,881,126
Treasury stock (at cost):	
1,519 shares Class A-1 non-voting	(289,080)
Accumulated Deficit	(6,761,942)
Total stockholders' equity	7,298,260
	$ 14,811,166

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2020

---

1. Nature of business and summary of significant accounting policies

Nature of Business

R.W. Pressprich & Co. ("Pressprich" or the "Company") is a broker-dealer, located in New York City, New York, Chicago, Illinois and Plymouth, Minnesota. R.W. Pressprich & Co., Inc. is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Pressprich's operations primarily consist of principal transactions of fixed income securities, principal and agency transactions of equity securities, private placement and advisory services.

Pressprich Capital Management, LLC, ("PCM"), is a wholly-owned subsidiary of R.W. Pressprich & Co.

Pressprich Funding, LLC ("Funding"), is a wholly-owned subsidiary of R.W. Pressprich & Co.

Pressprich Funding II, LLC, ("Funding II"), is a wholly-owned subsidiary of R.W. Pressprich & Co.

Pressprich Credit Product, LLC ("PCP"), is a wholly-owned subsidiary of R.W. Pressprich & Co.

As of and during the year ended December 31, 2020, none of the wholly-owned subsidiaries hold any assets, liabilities, or incurred any revenue or expenses.

Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The consolidated financial statements include the accounts of Pressprich, PCM, Funding, Funding II and PCP (collectively the "Company"). All material intercompany transactions and balances have been eliminated in consolidation.

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2020

---

1. **Nature of operations and summary of significant accounting policies (continued)**

Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

> *Level 2* - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

> *Level 3* - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2020

---

1. **Nature of operations and summary of significant accounting policies (continued)**

U.S government obligations, foreign government obligations, corporate bonds and stock that are classified within level 2 of the fair value hierarchy are valued based on recently executed transactions or price quotations.

Valuation Techniques

Securities listed on a national securities exchange or the NASDAQ National Market are valued at their last sales price on the primary exchange of which they trade as of the last day of the year. Securities traded in the over-the counter markets or listed securities for which no sale was reported on the valuation date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization.

Income Taxes

The shareholders of the Company have elected to be treated as an "S" corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes since the income or loss of the Company is allocated to the individual shareholders for inclusion in their personal income tax return. The provision for income taxes represents state and local taxes for the year ended December 31, 2020. Current income tax expense for the year ended December 31, 2020 relates principally to the New York City corporate tax.

Pressprich files a consolidated return with PCM, Funding, Funding II and PCP. The determination of the Company's provision for income taxes requires judgment, the use of estimates, and the interpretation and application of complex tax laws. Judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders' equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 2020

---

1. Nature of operations and summary of significant accounting policies (continued)

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws.

Temporary differences which give rise to net deferred tax asset at December 31, 2020 consist of:

Deferred tax assets:		
Property and equipment	$	2,292
Operating lease liabilities		100,724
Net operating loss carryforward - city		210,297
		313,313
Valuation allowances		(232,013)
Net deferred tax assets	$	81,300
Deferred tax liabilities:		
Operating right-of-use assets	$	(81,300)
Net deferred tax liabilities		(81,300)
	$	-

Due to the uncertainty of Pressprich earning net income in future years, the Company is unable to conclude that it is more likely than not that it will realize its deferred tax asset and accordingly, has recorded a valuation allowance to fully offset its net deferred tax asset at December 31, 2020.

Pressprich applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken in a tax return which resulted in no unrecognized tax benefits reflected in the 2020 consolidated financial statements.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the consolidated financial statements. Actual results could differ from those estimates.

Fair Value of Financial Instruments

At December 31, 2020, the carrying value of the Company's cash, receivable from clearing broker, accrued interest receivable, deposit with clearing broker, employee loan receivable, accounts payable, accrued expenses, and accrued interest payable approximate their fair values due to their short term nature.

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 2020

---

1. **Nature of operations and summary of significant accounting policies (continued)**

Operating lease right-of-use asset and liability

The Company recognizes and measures its lease in accordance with FASB ASC 842, Leases. The Company is a lessee in two non-cancellable operating leases for office space. The Company determines if an arrangement is a lease, or contains a leases, at inception of contract and when terms of existing contract are changed. The Company recognizes a lease liability and right of use (ROU) asset at commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on its index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses it incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability less the unamortized balance of lease incentive received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement. We recognize lease cost associated with out short-term leases on a straight-ling basis over the lease term.

The Company has obligations as a lessee for office space in New York and Chicago with initial non-cancellable terms in excess of one year. The Company classified these leases as operating leases. Theses leases generally contain renewal options for periods of five years. Because the company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under theses renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance.

These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Reduction to ROU asset and lease liabilities resulting from reduction to lease obligations was approximately $1,230,000 and $1,532,000, respectively for New York and $13,000 and $13,000, respectively, for Chicago using an incremental borrowing rate of 3.12%.

The Company is obligated under two non-cancellable operating leases for office space expiring on various dates through January 2023. In addition to the base rent, the leases provide for the Company to pay property taxes and operating expense over based period amount.

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 2020

1. **Nature of operations and summary of significant accounting policies (continued)**

Maturities of lease liabilities under non-cancellable operating leases:

Year ending December 31,	Lease Obligation		Sub-leases
2021		1,663,077	(431,375)
2022		1,658,491	(431,375)
2023		138,208	(35,948)
	$	3,459,776	$ (898,698)
Less: Imputed Interest		(105,433)	
	$	3,354,343	(898,698)

As of June 15, 2020, the Company was released of its standby letter of credit of approximately $773,000, which represented a security deposit for its New York office space lease obligation.

2. **Securities owned and securities sold, not yet purchased, at fair value**

Details of securities owned and securities sold, not yet purchased, at fair value, at December 31, 2020, are as follows:

	Securities Owned, at fair value		Securities Sold, Not Yet Purchased, at fair value
U.S government obligations	$ -	$	514,427
Corporate bonds	453,682		6,435
Foreign government bonds	469,386		
Equity securities	16,164		-
	$ 939,232	$	520,862

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 2020

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3. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2020:

	Quoted Prices in Active Market for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservale Inputs (Level 3)		Balance as of December 31, 2020
Assets (at fair value)							
Investments in securities							
Corporate bonds	$	-	$	377,172	$	76,510	$	453,682
Foreign government obligations		-		469,386		-		469,386
U.S. government obligations		-		-		-		-
Equity securities		-		16,164		-		16,164
Total securities owned	$	-	$	862,722	$	76,510	$	939,232
Liabilities (at fair value)							
Securities sold short							
Corporate bonds	$	-	$	6,435	$	-	$	6,435
Foreign government obligations		-				-		-
U.S. government obligations		-		514,427		-		514,427
Total securities sold short	$	-	$	520,862	$	-	$	520,862

4. Allowance for Credit Losses

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial assets as of the reporting date.

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 2020

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4. Allowance for Credit Losses (continued)

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including receivable from clearing broker, employee loan receivable and certain other assets utilizing the CECL framework. The adoption of ASC 326 had no impact on the Company's opening stockholders' equity. The Company's expectation is that credit risk associated with receivable from clearing broker, employee loan receivable and certain other assets is that any client or financial institution with which it conducts business with is unable to fulfill its contractual obligations. Management monitors the credit risk and considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. As of December 31, 2020, financial instruments included in other assets with carrying amount of $514,078 had an expected credit loss of approximately $256,000, which was recorded as reduction to other assets.

5. Deposit with clearing broker

Pursuant to agreement with its clearing broker, the Company is required to maintain a clearing deposit of at least $250,000 and to maintain net capital of at least $100,000.

6. Property and equipment

Details of property and equipment at December 31, 2020 are as follows:

Office equipment	$	1,374,992
Furniture and fixtures		661,464
Leasehold improvements		3,710,886
Computer software		649,805
		6,397,147
Less accumulated depreciation and amortization		5,537,673
	$	859,474

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 2020

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7. Retirement plan

The Company has a retirement plan under Section 401(k) of the Internal Revenue Code which covers all eligible employees. The plan provides for voluntary deductions subject to annual Internal Revenue Code limitations. At management's discretion the Company may make a matching contribution. Matching contributions begin vesting after one year of service and are fully vested after three years of service. In addition, the Company established a profit sharing plan in 2002 in which voluntary contributions can be made to all eligible employees whether or not they are a 401(k) participant. For the year ended December 31, 2020, there were no contributions towards the qualified 401(k) retirement plan.

8. Contingencies

Securities sold, not yet purchased represent obligations of the Company to purchase such securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases.

9. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company's net capital was approximately $7,453,000 with approximately $7,335,000 in excess of its minimum requirement of approximately $118,000, and its percentage of aggregate indebtedness to net capital was 24%.

10. Financial instruments and risk

Trading activities subject the Company to market, credit and interest rate risk. Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments. Credit risk represents the potential loss that would occur if the counterparties fail to perform pursuant to the terms of their obligations. Interest rate risk is the risk that the fair value of future cash flows of fixed income or rate sensitive investments will increase or decrease because of changes in interest rates.

The Company has sold securities that it does not currently own and is therefore obligated to purchase such securities at a future date. The Company will incur a loss if the fair value of the securities increases.

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreements, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

R.W. PRESSPRICH & CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 2020

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10. Financial instruments and risk (continued)

In addition, the receivable from and clearing deposit with the clearing broker is pursuant to this clearance agreement.

The Company periodically maintains a cash balance in a financial institution which, at times, may exceed the Federal Deposit Insurance Corporation coverage of $250,000. At December 31, 2020, the amount of receivable from clearing broker reflected in the accompanying statement of financial condition includes cash and commissions receivable which are due from one clearing broker. In the event of financial institutions insolvency, recovery of assets may be limited. The Company has not experienced any losses in such account and believes it is not subject to any significant credit risk on cash.

11. Novel Coronavirus

The outbreak of the novel coronavirus ("COVID-19") in many countries to adversely impact global commercial activity and has contributed to the significant volatility in financial markets. The World Health Organization has declared COVID-19 a "Public Health Emergency of International Concern." The Global impact of the outbreak continue to evolve, and as cases of the virus have continued to be identified, many countries have reacted by instituting quarantines and restrictions on travel. Such actions are creating disruption in global supply chains, and adversely impacting a number of industries. The outbreak could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19. Nevertheless, COVID-19 has not had a material impact on the Company's financial statements.

12. Employee loan receivables

The Company grants loans to its employees from time to time with standard 1 year maturities at a rate of 1.5% per annum. Employees may ask for a maturity extension and the Company reserves the right to refuse at its discretion.

13. Liabilities subordinated to claims of general creditors

At December 31, 2020, the Company had two subordinated loan agreements with an officer of R.W. Pressprich & Co., who was active in the daily management and operation of R.W. Pressprich & Co., in accordance with agreements approved by FINRA. The carrying amount of these liabilities at fair value is $2,500,000. The terms of the subordinated loan agreements were as follows:

- $1,500,000 loan agreement maturing on July 01, 2021 and bearing interest at 7.0% per annum.
- $1,000,000 loan agreement maturing on January 31, 2023 and bearing interest at 6.5% per annum.